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                                  UNITED STATES                    hours per response....1.50
                       SECURITIES AND EXCHANGE COMMISSION        ------------------------------
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
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                                            Commission File Number  001-13211
                                                                   -------------

                     Information Management Associates, Inc.
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             (Exact name of registrant as specified in its charter)

                639 Research Parkway, Meriden, Connecticut 06450
                                 (203) 630-1942
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $0.01 par value

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            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

              Rule 12g-4(a)(1)(i) [x]      Rule 12h-3(b)(1)(i) [ ]
             Rule 12g-4(a)(1)(ii) [ ]     Rule 12h-3(b)(1)(ii) [ ]
              Rule 12g-4(a)(2)(i) [ ]      Rule 12h-3(b)(2)(i) [ ]
             Rule 12g-4(a)(2)(ii) [ ]     Rule 12h-3(b)(2)(ii) [ ]
                                                    Rule 15d-6 [x]


        Approximate number of holders of record as of the certification or
notice date:    0(zero)*
            ------------------

        *Pursuant to the registrant's Plan of Reorganization approved by the order of the United States Bankruptcy Court for the District of Connecticut, as amended, except for the right to receive distributions, if any, in accordance with the Plan of Reorganization all other rights and interests of the registrant's stockholders have terminated and certificates or book entries previously evidencing the ownership of shares of stock of the registrant became null and void.

        Pursuant to the requirements of the Securities Exchange Act of 1934, Information Management Associates, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   January 23, 2003               By:    /s/ Donald P. Miller
     --------------------------           --------------------------------------
                                           Name:  Donald P. Miller
                                           Title: President, Chief Executive
                                           Officer, Chairman, Secretary and
                                           Treasurer